FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of December 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on December 24, 2009, by Panasonic Corporation (the registrant), announcing of the conclusion of a business transfer agreement between Minebea Co., Ltd. and Panasonic Corporation regarding the transfer of Information Equipment Motor Business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: December 28, 2009

December 24, 2009

Minebea Co., Ltd.

Panasonic Corporation

Announcement of the conclusion of a Business Transfer Agreement between Minebea Co., Ltd. and Panasonic Corporation

regarding the transfer of Information Equipment Motor Business

Minebea Co., Ltd. (“Minebea”) and Panasonic Corporation (“Panasonic”) hereby announce that both companies have reached a definitive agreement, announced in their November 2, 2009 press release entitled “Announcement of a Basic Agreement between Minebea Co., Ltd. and Panasonic Corporation regarding the transfer of Information Equipment Motor Business,” and entered into a Business Transfer Agreement today.

1.	Schedule

November 2, 2009	Conclusion of the Basic Agreement
December 24, 2009	Conclusion of the Business Transfer Agreement

2.	Future Outlook

Both parties will make the preparations pursuant to the provisions of the Business Transfer Agreement. The closing date of the transaction is targeted for April 1, 2010, subject to required regulatory permits and approvals at home and abroad, etc.

The Information Equipment Motor Business to be transferred is planned to be operated as a business division of Minebea Motor Manufacturing Corporation (“Minebea Motor”), a joint venture company established by Minebea and Panasonic. Minebea Motor will accelerate further profitability improvement and growth in markets where demand is expected to grow in the future, by combining Minebea’s precision machining technology with the brushless DC motor technology Panasonic has cultivated for many years in the area of information terminals.

[For inquiries]

Minebea Co., Ltd.	ARCO Tower, 19th Floor,
1-8-1 Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Corporate Communications Office
TEL 81-3-5434-8637 / FAX 81-3-5434-8607

Panasonic Corporation	1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan
PR Group, Corporate Communications Headquarters
(Osaka) TEL 81-6-6908-0447 / FAX 81-6-6907-2013
(Tokyo) TEL 81-3-3436-2621 / FAX 81-3-3437-2776

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